RESIGNATION

THE UNDERSIGNED, Bill Gallagher, hereby resigns as a director and officer of BIO-SOLUTIONS, INC., a Nevada corporation. The foregoing resignation is effective as of the conclusion of the Special Meeting of the Board of Directors held on April 8, 2014.

This document shall be construed in the accordance with the laws of the State of Nevada. This document may be executed by original or facsimile signatures, and all counterparts of this document which are executed by facsimile signature shall be valid and binding as original signatures for all purposes (evidentiary or otherwise).

DATED April 8, 2014, effective as provided for above.

Bill Gallagher